EXHIBIT 99.1

Magal Awarded a $6.4 Million Contract to Secure Nairobi International Airport

YAHUD, ISRAEL, May 7, 2014 -- Magal Security Systems, Ltd. (NASDAQ NMS: MAGS) announced today that it entered into a $6.4 million turnkey contract with the Kenyan Airport Authority (KAA) to secure critical areas in Jomo Kenyatta International Airport, Nairobi, Kenya.

The project includes multiple surveillance and access control technologies, integrated by Fortis4G - an advanced PSIM (Physical Security Information Management) system. The project is expected to be completed in the first half of 2015.

Eitan Livneh, President and CEO of Magal S3, commented: "Over the past two years, we have successfully delivered a number of security projects for critical national assets in Kenya, demonstrating how excellence in performance and successful deliveries lead to significant further business. We are proud to be employed by this prestigious national customer and remain committed to supplying the latest technology with the highest standards of execution."

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries - under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G - our 4th generation, cutting-edge hybrid PSIM with SEIM (Physical Security Information Management system integrated with Security Information & Event Management). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:
Magal S3 Ltd. Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 E-mail: magal@ccgisrael.com